Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213
Form S-4 File No.:  333-200614

The following is a transcript of the Princeton Town Hall video:

Excerpts from the Princeton Town Hall

Joe Herring and Dave King

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction.  This document is not a substitute for the registration statement and proxy statement/prospectus that LabCorp has filed with the SEC, or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

The Deal

So, really, the roots of this story started approximately two years ago. We went and had an offsite strategic planning session and one of the key initiatives that we developed as a company is we wanted to go to LabCorp and Quest and see if we could buy their central lab.  The reason why is we had very strong market share, very strong leadership, in central lab, they’re relatively smaller businesses in those companies, and we thought that it would be a very good transaction for us to, to take their smaller asset and fold it into, to our central lab.

Once we started those discussions with LabCorp, it became increasingly obvious that there were many strategic opportunities between our companies in companion diagnostics, informatics, microbiology testing and nutritional chemistry, and the list went on and on and on and on.

So, our team said, “Hey, let’s create a broader alliance. We’ll buy the central lab, we might even sell you our genomics business. Let’s create a partnership.”

About a week later, Dave King comes knocking on my door and he said, “Joe, I like your small deal, but I got an even  bigger deal in mind.  And he said, “I think we should merge these companies together.  The strategic opportunities are enormous, we want to diversify our business, and we should bring these two great companies together.”

So Dave and I negotiated for the better part of six months and we were ten dollars apart, ten dollars apart. There’s no doubt in my mind that Dave King did everything he possibly could, and I did everything I possibly could. There was never a cross word, we parted as friends, we learned to respect and trust each other. But, for me, it felt like this wasn’t goodbye, this was goodbye for now.

Fast forward to this time last year, the executive committee went to Boston Massachusetts for an offsite strategic planning meeting.  We looked at what was coming for healthcare, drug development, our competitors, and companies that were in adjacent spaces with us.  We came out of that meeting with a couple of key strategies. Then we took our board of directors offsite, we vetted those strategies and created a new strategic plan.

Our strategic plan said we want to be the company that takes half the time and cost out of drug development.  Half the time and cost out of drug development. And we named that initiative “Fast Fifty,” and we dedicated some of the best, most strategic  employees in the company to that effort.

We also said we wanted to double or triple down in nutritional chemistry because only 1% of all foods imported in the United States are tested in any way. And it’s not only a growing market now, we think it could be an explosive growth market and we set a target that we wanted to go from 80 million in revenue in five years to 400 million in revenue and do it by, predominantly by acquisitions.

We identified market access services as a fast growing area.  And we want to also make that a $400 million business through acquisitions.

The last key strategy was disproportionately invest our money in informatics.  Informatics that would inform drug development and inform how healthcare is delivered.

The last plank on that platform is a recognition that we as a company had to think much more broadly if we were going to remain vibrant and relevant in the marketplace.  Instead of thinking about development, we needed to start thinking about how we could impact healthcare.

So I talked to Dave, I start to lay out that story.  He said, “Joe, I am thrilled you called. I have always remembered the strategic oppor- the strategic overlap of our companies, the opportunity.  I respect you and your management team and how you, how your board has run the company.”  He said, “Give me 24 hours to get my board together,” and he said, “You have my support that, you know, we want to make an offer to bring these two companies together.”

And, literally, a couple of days later, Dave called back with a price range, and the top of that range he literally threaded the needle.  He could not have possibly nailed it any better than he did.  A 32% premium for all of our shareholders.

I actually have several client calls this afternoon, had a few yesterday. And I think they immediately see the strategic  rationale.  On the client side, I think what they’re most worried about is, do I still have my Covance project manager?  Do I still have the Covance project team? And what’s most important for me right now is getting to that IND or that NDA.  Anything disrupts that is a problem.  So I like your vision, I like this patient centricity, I like what I’m hearing from you, but this project keeps me in my job, so let’s keep it on track. So I think we’ll hear a lot more from clients, you know, over the coming week but, largely, I think the message to the clients is business as usual but strategic opportunities for Covance and LabCorp to be a better strategic partner, combined together.

Synergies

We generate more drug safety and efficacy data for the approval of new innovative medicines than anybody in the world. Dave has longitudinal data on 75 million patients.  So think about our first strategy, take 50% of the time and cost out of drug development.  Imagine a time in the not too distant future when we have to roll out a clinical trial and we have all that data on those patients.  Imagine a push button clinical trial where people who, you know their diagnosis, you know the indication, you know something about their inclusion/exclusion criteria, they’ve already agreed that they want to participate in a clinical trial.  Imagine the speed of that enrollment and the reduction in cost compared to anything else that we’ve ever thought of.

One of the reasons why our growth in nutritional chemistry has been somewhat held back, is because the largest and arguably faster growing market segment is microbiology testing, but you have to be within 50 miles of the food manufacturing facility.  Anything on contaminant testing, nutritional analysis, you can fly the sample to Madison or to Greenfield or now to Harrowgate, and we can turn those samples around very quickly, but for a food manufacturer you have to be within 50 miles.

Dave has 1700 labs in the United States.  Now I don’t know how many of those can ramp up and do this, these assays, Dr. Steve, that you’re talking about, but I think we’ve got enough to be within 50 miles of a whole bunch of food manufacturers.  So if you think about our strategy of going to 400 million dollars in our nutritional business, with this combination we don’t have to acquire anybody.  00:13:40

And, finally, from an informatics standpoint, there is no combination of companies that I can think of that has the capability to move patient centric healthcare forward like this combined company.

If you think for a second about how healthcare has been delivered versus how it’s going to be delivered in the future, in the not too distant future, you’re going to have a card with everything about you in your pocket, or a chip in your arm, or on your hip. And everything about your biological systems will be on those cards.  And the companies that can mine that data to help you anticipate healthcare issues, know what kind of clinical trials are available, and on and on and on, is an unbelievable opportunity.

So this combination absolutely fits our strategic plan.  It is almost perfect.  This combination is about where healthcare is going and a patient centric world that’s going to be better healthcare at a more cost effective level.

For Dave King to pay 13 times earnings, six – write, stroke a check for $6.1 billion, is because he believes in this company, he believes in this team. So this is largely about business as usual for Covance employees and LabCorp employees but a strategic overlap that does great things for our company.

Meet Dave King

Dave King is a great man. Dave King is a very intelligent man. And Dave King is a great leader.  I’m honored to call him a colleague and a friend. And, frankly, most of the time I’ve known Dave King, we have been in pitched negotiations and there’s never been foul language, harsh words, unfair treatment, disrespectful tone in any sense of the word.

Dave is a graduate of Princeton University and he went from there to University of Pennsylvania Law School.  He’s been a teacher, he’s been a football and basketball coach, he waited to the ripe old age of 43 to get married.  He and I have a couple things in common. We are crazy about our daughters.  We are crazy about our daughters.  We’re both left handed, we are both passionate about our companies and about our business, and we’re both passionate about what this combination can do for our companies, our shareholders, our employees and, ultimately, for the patients that we serve.

It is an honor and a privilege to introduce all of you to Dave King, Chairman and CEO of LabCorp.

Dave King

Thank you.

Well good morning everybody and how many of you remember Admiral Stockdale, who was Ross Perot’s running mate in.  And Admiral Stockdale in the first debate got up and looked at the microphone and said, “Who am I and what am I doing here?”

So who am I and what am I doing here?  As Joe said, I did go to Princeton.  That does not mean that I’m really smart, not nearly as smart as most of you.  It just means that at the time I went to Princeton 100 years ago, it was a lot easier to get in than it would be today.  But my dad is a college professor, he’s a retired college professor.  My mom passed away but she was an attorney.  I have two sisters and a brother, physician lawyer. And, and I have two daughters – obviously a wife who is,  waiting to be sainted because the first miracle was being married to me for 15 years, and I don’t know what the next miracle’s going to be, but she’s a terrific person and hope you’ll all have a chance to meet her at some point.

I have two daughters.  I have a 13-year old and an 11-year old.  I think you can probably piece together that I may be the boss at work but I am not the boss at home by any stretch of the imagination.  But family is very important to me as it is to Joe; I’m sure it is to all of you.

I was a lawyer, I worked for the government.  I worked at a private firm in Baltimore, and then we moved to LabCorp in 2000- I actually started working with LabCorp in 1995, but we moved and I took a job at LabCorp in 2001 as General Counsel. In 2004, I was given responsibility for strategic planning and corporate development.  I wrote a strategic plan.

There were two things in that strategic plan that, and we called it Project Five, and I don’t know why we called it Project Five.  Probably there were, we had five ideas.  That was the most I could come up with.  But two of those five ideas were buy the genetics business from Genzyme and acquire a CRO.  So it’s taken ten years to accomplish the second one.  It took six years to accomplish the first one.  But now we’ve implemented the things that we said we were going to do strategically ten years ago, and that we’ve been working on for ten years.

So I became chief operating office of LabCorp in 2006 and chief executive officer in 2007. During the fourth quarter of 2006, we signed the game changing ten year deal with United Healthcare to be their exclusive national lab provider.  Very similar, very congruent with the ten year deal that you did with Lilly that changed your industry.  We changed our industry with a ten year deal.

So the first quarter that I was CEO, we beat earnings by 18 cents, and it’s been all downhill from there. That was the best quarter we ever had.

We’ve had a great, great run at LabCorp. We’ve had a terrific run and I’m proud of our leadership team and I can’t wait for you all to meet them.  But, like Joe, we have been thinking about strategically what do we need to do to be a bigger player in healthcare?  We think of ourselves, and I know there’s – I know one of our competitors is right up the street here in Madison.  But we think of ourselves as the best clinical laboratory in the United States and in the world.  And we’re proud of our quality, we’re proud of our 4400 tests, we’re proud of our 36,000 people.  We have an amazing company, but we’re a lab company.

Now Dr. Steve, and we call him Dr. Steve because we have two guys at our company named Steve Anderson, so that’s hard to begin with. Then they’re both from Minnesota, so that makes it even more confusing.  Luckily, we have Dr. Steve, who you guys will get to know very well, and Dr. Steve has been running our, what we call our clinical trials business, what you guys would call our central lab business, for about the last two years.  Before that he ran our monogram biosciences business and infectious disease.  Before that he ran our viral med business.  He also has run the operational side of our oncology business. So you’ll find that Dr. Steve speaks the language, walks the walk, talks the talk, and gets it. And you’ll be a lot happier when it comes to the technical aspects of putting our businesses together that you’re dealing with him and not with me because he’s terrific.

So we’re excited, and I got to know Jared a little bit last night, and excited to have Jared and Dr. Steve work together on this integration.

So when I became chief operating officer at LabCorp, one of the things that my predecessor, Tom McMahon, said to me is everybody who has an important role at LabCorp has to have a P&L. So, for you, I’ve selected the central lab business. So I got the central lab P&L, it was a $45 million business,  now it’s almost a 200 million dollar business. Then, once they got me out of there, the thing really started to do well.

It was a $45 million business. Then first thing that happened was I went to Europe to see our customers.  I can’t remember, we went to, we went to somewhere outside London. We walked in, we sat down, and we greeted them, and they said, “We, you know, we’ve, we’ve just announced we’re canceling that study.” So we’re off to a great start.

Then we went to France, we went to Paris, we went to an office of some customer who said, “Yeah, yesterday we had a patient die so we’re canceling that study.”  So I was two for two in canceled studies. So I get the canceled study part.  I understand that.  And it wasn’t anything we did wrong and it wasn’t ineptitude, it was, you know, it’s bad luck.  And that’s part of what the clinical business is about and we understand that.  And I think it helps in terms of our understanding about the balance at Covance between the early stage, the central lab, and the late stage clinical businesses. There’s a great balance and that’s why it’s the best asset that we could possibly have have acquired.

Anyway, I became CEO in 2007, this is my eighth year as CEO; that’s  pretty hard to believe for me.  We also sat down with our board. Joe left out one thing, by the way, which is the end of last year we got a call from Nigel saying, “We have this genomics lab out in Seattle, are you guys interested in the genomics lab?”  Yes, we were very interested in the genomics lab.  We did due diligence and I, you know, I don’t know, that was another – that was only a $12 million cup of coffee, but we did due diligence, we acquired the genomics lab.  And as we were talking about this deal I said to Joe, “Okay, who gets to tell the people at the genomics lab, where we just took the Covance signs down and put the LabCorp signs up, that the LabCorp signs are coming down and the Covance signs are going back up?” So Dr. Steve told them and I think they’re, I think they’re feeling pretty good about it.  I think they’re feeling pretty good about really being part of something great now.

To me, this is a combination. This is a combination of talents and that’s the way that we want to talk about it.  It’s a combination of the talents of two great companies.

So to make this combination great, that’s our goal for the next – that’s my personal goal for the next 18 months.  And probably much like Covance, when I have a personal goal, that sort of becomes the personal goal of a lot of other people in the organization.

Dave King on Vision

And Joe asked me to say a little bit about vision,  and, you know, vision is a hard thing to express in a – I can stand up here and talk about data and informatics  and I have a lot of passion about data and about informatics, about the things we can do together.  I think about risk based monitoring and the tools that you have and how we can use those in the, in the clinical laboratory environment to help doctors monitor at risk patients and identify, you know, avoidable medical events.  There are so many things that we’re going to be able to do together:  personalized medicine, companion diagnostics, the commercialization of the drugs and the therapeutics.  But all those things, you know, to me there’s just, I can maybe tell it a little bit of a different way.

So first of all, we have a – I have a guy in Indianapolis who’s a courier for LabCorp.  We call them service reps but he’s a courier, he’s a driver.  He drives, I think, 300 miles a night picking up specimens.  So he picks up specimens  and it’s all at night, and he picks up specimens, he brings them back to the lab.  And a couple years ago he started corresponding with me.

So I emailed him back and we correspond now quite frequently.

But one of the things he sent me a couple years ago was about the specimens.  And, you know, we think of specimens at LabCorp, we handle 450 to 500,000 specimens a day. So it’s a lot.  And we’ve got to get those collected, we’ve got to get them to the lab, we’ve got to get the results back.  And  it’s guys like this guy, Greg, you know, who make that happen.

But he sent me an email about the specimens, and this came up last night. We were talking a little bit about why we don’t use contract couriers at LabCorp.  We do, we use all our own couriers other than in international.  And we use our own couriers because they have a sense of ownership about the specimens that they’re picking up, right.

When we use contract couriers, if they missed pick up, ah, we missed a pickup, right.  If we didn’t collect it, if they didn’t collect a bone marrow from somebody, ah, we missed the bone marrow.  Well the bone marrows is no good the next day, you know.

So Greg emailed me and said, you know, every time that I put one of those specimens in the back of my car, I’m driving around with people’s lives in the back of my car.  Every single one of those things - it’s just like my car is full of people, and those are the people that we’re taking care of.

That’s the vision.  That’s the vision.  It’s taking care of the patients. That’s what it’s all about really. And between our companies, we’re going to have a phenomenal opportunity to take better care of patients.  It just makes me so proud every single morning to get up and go to work, and whatever the headaches and the heartburns and the hassles are, hey, we’re making patients’ lives better every single day. And it’s not because I’m sitting in my office answering emails, it’s because guys like that are out in the middle of the night, in the snowstorm in Indianapolis, picking up the specimens and getting them to the labs so that they – so that we can return that diagnosis. And that’s what we’re talking about doing together.  That’s what we’re talking about doing together.

LabCorp Data

We do,  sell  some deidentified data, and we sell it to companies like Medivo, which then turns around and slices and dices it and sells it to pharmaceutical companies for more than they bought it from us, which kind of irritates me ‘cause we’re the ones who generated the data.  That’s an area of our business that we have been looking at in terms of how can we do a better job with, with getting value out of data as opposed to we don’t make enough money selling it to make it worthwhile, and so how can we get better value out of our data.

And one of the most powerful things about this combination is the ability to really use the data that we generate. So 75 million patients, we have a patient portal, 650,000 patients in the US are signed up to receive their lab results directly over the patient portal. We deliver 100,000 plus lab results a month over the patient portal.

I use the patient portal, it’s great, but that patient portal is an untapped resource in terms of reaching out directly to patients about their health conditions. And I think part of the great opportunity here is the ability to, and I think we legally can.  We can’t say to patients, “Hey, use this drug.”  But we can say to patients, “Based on your demographics, there is a trial that you might be interested in.” We can, we have always been able to look at the dataset and identify so, for example, within a geographic area there are this many patients. And we’ve done this a number of times. Dr. Steve has more of the details.  But we’ll get a request from a CRO to say, “We’re looking for patients who are newly diagnosed with colon cancer treatment, colon cancer naïve to treatment and have high triglycerides.”  So we can look at that and we can pull up, you know, geographically where those patients are.

So, again, part of what I see is so valuable here is the ability to help develop the protocols for the sponsors so that we know that we can recruit patients faster and take the time out of recruiting. But then we can go in, look at the data, identify geographically where those patients are, identify potential investigator sites where those patients are being seen, and have the investigator sites ask the patients whether they’re interested in being enrolled in the trial.

So we’ve done that, we feel very comfortable it can be done consistent with the privacy laws. And I just, again, we think about, because I share Joe’s view that the most important thing we can deliver on the Covance side is reduce the time and cost of trials by half.  If you can reduce the time of patient recruitment, you know, you’re a big step forward in that direction.

we just announced a collaboration with a company called Warners Kleuther, which does something called Up To Date, and they’re doing up-to-date monographs for the interpretation of laboratory results, and those will be made available to physicians and also through the patient portal. So how do I interpret my lab results. So we’re going to add that to what we already do in terms of the decision support.

Health outcomes.  Yeah, so one of the things we did with the chronic kidney program is we went back and looked at all the data that we have over the last five years for patients who have been enrolled in our chronic kidney management program, and for the patients diagnosed with chronic kidney disease in our database who are not managed.  And we don’t have enough data to show improved outcomes for the patient but what we do have is enough data to show over two years a statistically significant improvement in meeting treatment metrics, right.  So the doctors are administering the proper drugs and the proper doses.  They’re doing the proper testing at the proper times. And over time, as we build more information around these, these programs, we will be able to do real he-health outcomes and see, you know, in chronic kidney disease the key is preventing the patient from progressing from Stage 3 to Stage 4.  They’re very manageable at Stage 3 and at Stage 4 they’re on the downhill track to kidney failure, dialysis, I mean, a really horrible outcome.  So we are looking at how we continue to build that hou-health outcomes information.

One of the things I think that would, that will really be phenomenal about the data integration and that I, again, once we get over the legal aspects of it is, you know, looking at the health outcomes of patients once we have more information about pharmaceuticals and trials and, right, the progression of patients within trials, the correlation with lab values, looking back at our database for the patients who aren’t in trials and comparing health outcomes for those diagnoses.  So this is just one of the many things that I think is a great opportunity for our companies to really build out.

NCFS Opportunity

We’ve been doing a lot of work around food safety, and it’s exciting to have the opportunity to have a – you know, one of the problems we have in our food safety research, our R&D, is it’s hard to get samples to do our testing on. And what we’re trying to do is detect minute levels of pathogens in large quantities of food.  And we can do it in the lab, we haven’t done it in real life yet.  But now we have the ability to get samples. And if we can combine what we’ve been doing in R&D with the terrific business you guys already have, you know, 400 million will be, we’ll be passed 400 million in, in two years, not in four years.

So we have so many things that we can do together.  We just, we’ve got to be disciplined and organized and focused on what we work on.

Clinical Synergies

So on the clinical lab side, we have undertaken I think some really exciting initiatives. The first thing we did several years ago, obviously, besides trying to create a more intimate link with the patient, is we created a tool, it’s an online, it’s an onscreen tool for the people drawing blood that’s actually a picture of what they need to draw. So rather than a screen or a piece of paper that says draw this, draw this, draw this, it’s a picture. And we call this the Egg McMuffin Story at LabCorp.

So when I was chief operating office, we were looking at the number of times we had to redraw or we make errors because wrong tube, in a pre- tube with a preservative, shouldn’t have been a preservative, didn’t freeze the specimen, didn’t centrifuge it.  And I said, “You know, you go to any McDonald’s in America and they make the same Egg McMuffin.  They really do.”  And it doesn’t require a lot of training and how do they do it?  They do it because everything is pictorial. There’s a card and it says, “You know, English Muffin, egg, Canadian bacon, right, cheese.”

So we created a picture set for our phlebotomists and, now, when then draw blood, they actually have on a screen a picture that that says you need a green tube, you need a red top, you need a lavender, and they can’t draw the next tube before they touch and confirm that they – and they can’t finish the encounter with the patient before they either touch every tube and say they drew it, or say there was a reason why they couldn’t draw the tube.

Think about introducing that into trial sites for investigators to be able to do draws and to increase the accuracy and the perfection in what you get every time.

So one of our innovations is to make the whole process at the front end simpler, cleaner, faster, to enhance the quality of the specimens that we receive and the quality of the, of the results we turn out.

As Joe said, we have 1,700 draw stations around the country.  You want to do a Phase IV postmarket trial –postmarketing study.  Now you have 1,700 places where people can go to get their blood drawn that Covance didn’t have access to before. So it’s going to be a, it’s going to be a broader menu of services that we can offer to our customers over time. And to me that’s a powerful message and a positive message.

The second big initiative has been what we call our clinical decision support tools.  So we bought a company that does kidney stone analysis, and they grind up the stones and they return results.  But they also send the physician a report that says, “This is your patient population.  This is how you’re doing against the rest of the patient population.  So your patients are doing very poorly on sodium control,” right.

Now you’d be amazed when you send a doctor something that shows that they’re below the 50th percentile in managing their patients, how fast they – because they’re embarrassed, right.  So how fast they improve.  So they now are very disciplined about managing their stone patients. And, again, some of this is just we’re talking mostly with primary care physicians, they’re managing kidney stone patients. Very few of them know that, for example, with chronic stone formers, eating a lot of leafy green vegetables is really bad because of the high calcium content, right, and things like spinach.  So they tell their, you know, eat salad, eat spinach.  No, that’s actually exactly the wrong thing for a chronic stone former, and this is the kind of information that we convey to physicians.

So now we have that for stone, we have it for chronic kidney disease. We have a very detailed analytic report that not only covers the blood but it covers anemia, it covers bone, it covers lipids, it covers hypertension.  Recommendations to the physicians, what drug do you use, what tests need to be done, special coagulation, osteoporosis, and now we’ve just introduced a beta in diabetes. So that’s another major initiative for us in terms of be- in terms or moving more from data to knowledge, which is how we think about what we want our business to be.  We want to be the deliverer of knowledge to our customers rather than just numbers.

And then the last thing is our enlightened health initiative, and probably the biggest thing around enlightened health so far is the genome - the enlightened health genomics business which is a whole exome screening business aimed at childhood developmental delay and rare childhood genetic diseases, early diagnosis, treatment management and we actually launched the business a couple of months ago and we’ll launch the test this quarter. And that’s going to be a really significant market over time, is that exome business and the ability to reach patients directly. And that’s all done with Trio so it’s parents and children.  And now I’ve pretty much exhausted what I can say about it because that’s my elevator speech on the exome business.  But it’s going to be a great business and a great initiative for us over time and it’s going to fit right in to the kind of things we’re trying to do together.

One of my aspirations under the enlightened health initiative is to launch an actual direct to consumer lab business because right now there are other people who are direct to consumer businesses who send work to LabCorp but, you know, they have the internet portal, they have the visibility, they have the brand.

In launching that direct to consumer lab business, again, we’ll create more customer intimacy, more customer facing contact.  So that’s actually one of our key initiatives for 2015, is to get that DTC brand up and launched and we’re in the process of recruiting.

It’s a whole different business.  You’ve got to hire somebody who really knows the direct to consumer market.  It’s more of a retail business.  It’s a social media driven market.

But we need to be more active on social media in terms of being engaged with the patient, getting the word out there about what we do.  And that’s something that we will be doing, and I’m sure looking at together over the next months.

Differentiation

You know, we always think about how do we differentiate ourselves from the other guys?

So how do we differentiate ourselves from Quest Diagnostics, which is the lab on every corner.  How do you differentiate yourself from Quintiles or from – and there’s a lot of differentiation already, but think about as a combined organization, how we can differentiate ourselves from the competition and put miles of space between us and the next guys. And I think that’s what I probably am most excited about in the whole combination that we’re talking about.